December 30, 2011

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust III

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III (the “Trust”), we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, its Registration Statement on Form N-1A.  The Trust will concurrently file Form N-8A.

The Registration Statement is being filed in connection with the reorganization of Lifetime Achievement Fund, Inc., File Nos. 333-95817 and 811-09749 (the “Predecessor Fund”), from a Maryland corporation to a Delaware statutory trust.  Shareholders of the Predecessor Fund will be solicited by proxy statement to approve the reorganization.  The Principal Investment Strategies and Principal Investment Risks contained in the Registration Statement are materially identical to those in the Predecessor Fund’s registration statement, filed on April 29, 2011, as supplemented on December 29, 2011.

If you have any questions, please contact Michael Barolsky at (513) 352-6672 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP